[Letterhead of Vimpel-Communications]




                    VIMPELCOM LAUNCHES NEW CORPORATE WEBSITE

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Moscow  (December  9, 2002) - Open Joint Stock  Company  "Vimpel-Communications"
("VimpelCom") (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced the launch of its new corporate website
designed  to  serve  the  needs  of  the  investment  community.   Institutional
stockholders, individual and prospective investors, portfolio managers, analysts and the media will now be able to access financial filings, product news and business information regarding VimpelCom in one convenient location.

The launch of this website is part of VimpelCom's commitment to its core values of openness and transparency. It has been designed to meet the enhanced international standards of information dissemination, and will effectively and expeditiously communicate information to all those who are interested in monitoring VimpelCom's progress.

The new website is located at www.vimpelcom.com, and provides users with the ability to view and download news releases, SEC filings, product information, calendar of events, company history, corporate officer profiles, conference calls and other useful information.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 79% of Russia's population (115 million people), including the City of Moscow and the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com